# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCEL BRANDS, INC, CIK 0001083220
CUSIP: 98400M200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 550 7th Avenue, 11th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0001086742
Persons authorized to receive notices and communications: Robert W. D'Loren, c/o XCel Brands, Inc., 550 7th Avenue, 11th Floor, New York, New York (NY), 10018, (347) 727-2474

## Reporting persons
- Robert W. D'Loren (CIK 0001086742): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 911,362; shared voting power 0; sole dispositive power 360,504; shared dispositive power 0; aggregate amount beneficially owned 911,362 (19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: XCEL BRANDS, INC
Address of issuer's principal executive offices: 550 7th Avenue, 11th Floor, New York, New York (NY), 10018
Comment: This Amendment No. 7 further amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 11, 2011, as amended, by Robert W. D'Loren, an individual (the "Reporting Person"), with respect to the shares of common stock, par value $0.001 per share (the "Common Shares") of XCel Brands, Inc., a Delaware corporation (the "Issuer"), having principal executive offices at 550 7th Avenue, 11th Floor, New York, NY 10018.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 7 amends and substitutes in its entirety Item 2 to state as follows: This Statement is being filed by and on behalf of the Reporting Person. The Reporting Person's business address is c/o the Issuer, 550 7th Avenue, 11th Floor, New York, NY 10018. His present principal occupation is as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and the principal business and address at which he carries out such occupation is that of the Issuer. He is a citizen of the United States of America.
Residence or business address: Refer a above
Present principal occupation or employment: Refer a above
Criminal convictions in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Refer d above
Citizenship: Refer a above

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is inapplicable to this Amendment No. 7.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 7 amends and substitutes in its entirety Item 4 to state as follows:

On August 1, 2025, the Reporting Person purchased 124,200 shares of common stock from the Issuer in connection with a best efforts public offering at a price of $1.10 per share. On August 1, 2025, the Registrant purchased 82,159 shares of common stock from the Issuer in a private placement at a price of $1.38 per share.

On June 30, 2025, the Issuer awarded 16,363 shares of common stock to the Reporting Person as partial payment of compensation and the Reporting Person surrendered 7,412 shares of common stock to the Issuer as payment of withholding tax liability.

All of the Common Shares described in this Item 4 are deemed beneficially owned by the Reporting Person due to his voting power over such shares. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may make purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by him at any time. Except as set forth in this Item 4 and to the extent that his role as Chief Executive Officer and Chairman of the Board of Directors of the Issuer grants to him the ability to directly or indirectly influence the management and policies of the Issuer, the Reporting Person has no plans or proposals which relate to or could result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but has no present intention of doing so. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change at any time his intention with respect to any or all of the Common Shares held by him as of the date of this Amendment No. 7.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 7 amends and substitutes in its entirety Item 5 to state as follows: The Reporting Person owns beneficially, and has sole voting and dispositive power with respect to, (i) 457,294 shares of common stock held by the Reporting Person, (ii) 60,731 shares of common stock held by the Irrevocable Trust of Rose Dempsey, of which the Reporting Person is a co-trustee and over which the Reporting Person has sole voting and dispositive power, (iii) 15,333 immediately exercisable warrants held by IPX Capital, LLC, a company controlled by the Reporting Person, (iv) 8,750 restricted shares, and (v) 8,750 immediately exercisable stock options.

The Reporting Person also owns beneficially, and has sole voting power with respect to, (i) 167,233 shares of common stock held in the name of Isaac Mizrahi, and (ii), 193,271 shares of common stock as to which holders thereof granted to the Reporting Person irrevocable proxy and attorney-in-fact with respect to such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Refer a above
Transactions in the class effected during the past sixty days: Refer a above
Other persons with the right to receive dividends or sale proceeds: Refer a above
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Refer a above

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Item 6 incorporates, by reference, (i) the information set forth under Item 5 of this Amendment No. 7 above, and (ii) the previous disclosures in Item 6 of this Schedule 13D as amended to date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: This Amendment No. 7 incorporates the previous disclosures in Item 7 of this Schedule 13D as amended to date.

## Signatures
- Robert W. D'Loren: /s/ Robert W. D'Loren, Robert W. D'Loren (08/14/2025)